LUCAS PUBLICATIONS, INC.
417 West 43rd Street
Suite 4
New York, New York 10036
Telephone (347) 497-9810

January 15, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Nolan McWilliams

Re:           Nolan McWilliams
Registration Statement on Form S-1/A, First Amendment
File No. 333-153923
Filed: October 30, 2008

Dear Mr. McWilliams:

Further to your telephone conversation with Joseph L. Pittera, Esq., Lucas Publications, Inc. hereby requests acceleration of its Registration Statement on Form S-1/A, First Amendment, as of 5:00 PM Eastern Standard Time on January 20, 2009, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments with regard to this Request for Acceleration then please direct those queries or responses to Joseph L. Pittera, our corporate counsel.

Yours truly,

                        /S/ Alex Lucas

Alex Lucas
President